Exhibit 2

6456 Enclave Way
Boca Raton FL 33496
Telephone  561.997.7579
Fax                  561.998.7104
jeff@jgerstel.com

July 8, 2011

Gaming Partners International
Board of Directors
Alain Thieffry - Chairman
Martin Berkowitz – Director
Eric Endy – Director
Jean-Francois Lendais – Director
Robert Kelly – Director
Charles Henry - Director
1700 South Industrial Road
Las Vegas, NV 89102

Re: Unanswered Questions

VIA FASCIMILE and DELIVERY CONFIRMATION: 702-384-1965, 0310 3490 0002 2171 2779

Board of Directors,

I have been a shareholder since 2008; just around the same time Mr. Gronau the company.  Since that time your stock price has not appreciated to the level at which it could have.  When you issued the proxy, I was disappointed to learn that an American company scheduled their annual meeting half way around the world.  It appears you are treating this business as a private, non-public company.  I have reached out to management on numerous occasions and have never received a response.  I did have the opportunity to speak to Mr. Gronau and Mr. Koslow but they were unable to answer a few simple questions.

Next year I would like to see the annual shareholder meeting at a place a shareholder can actually attend.  Your shareholders meeting should be held at the corporate offices or a nearby location.  A shareholder meeting should not be held out of the United States.  This is an American Company, you should conduct business the same way other American companies conduct business.

Why doesn’t the company hold quarterly conference call to discuss earnings and have a question and answer period session similar to other public companies?

I am frustrated by the lack of response and communication from management.  I have spoken to GPI’s peers and associates’ learning that Mr. Gronau and Mr. Koslow does not have the expertise to grow the company.  It has become quite evident that the current management team you have put together is not capable or qualified to run this company and bring it to its potential.  You have two executives who have salaries that cannot be justified.  You are paying them above the salary level and benefits they deserve.

What is the company doing to enhance shareholder value? What are you doing to market the company?

6456 Enclave Way
Boca Raton FL 33496
Telephone  561.997.7579
Fax                  561.998.7104
jeff@jgerstel.com

What is your strategy to grow the company?  Within the SEC filings you mention you want to grow the company with strategic acquisitions.  What type of companies are you looking at? As small as the company is with a market cap of about 60 million, what do you expect to purchase to grow?

In August 2010 GPIC you entered into the RFID License and Transfer Agreement with IGT.  What has been done to exploit that contract and management system?

How do you plan on utilizing your large cash position? I would like to see the company incorporate a quarterly dividend.

Who is the independent Director?  Please contact me directly to discuss GPI.

The Board of Directors has a fiduciary duty to all the shareholders, especially the minority holders.  Your company is being mismanaged and needs to change.

Please contact me at your earliest convenience to discuss the above.  I thank you in advance for your time.

Warmest Regards,

/s/ Jeffrey Gerstel
__________________________________________
Jeffrey Gerstel, Managing Partner